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04010916

MAR 24 2004

March 23, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated March 19, 2004, announcing Arcelor's sale of its subsidiary, Thainox.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

#262371.7



File No. 82-34727

Arcelor disposes of its subsidiary, Thainox

The Stainless Steel Sector continues to concentrate on its core business

Arcelor has sold its entire stake (96%) in Thainox to Prayudh Mahagitsiri, a major Thai industrialist, currently chairman of the board of Thainox and partner of Usinor/Arcelor since the creation of Thainox.

Under this transfer of ownership, Arcelor will continue to benefit from an agreement that will run for a number of years, under which Arcelor will supply at market prices most of the raw materials required by Thainox. At the same time, Thainox will not only have the advantage of exporting through Arcelor's sales network, the Grandes Exportations des Inox, but will also have access to the expertise of the Arcelor Group thanks to a technical assistance contract.

Thainox Steel, which is based in Rayong (100 km from Bangkok) was created in 1991. The factory comprises two cold rolling mills supplemented by a bright annealing line, a strip annealing line and a splitting line. The sole producer of cold-laminated stainless steel sheets in Thailand and throughout the entire ASEAN region, today this factory has a cold-laminating capacity of 180,000 tonnes a year, a volume greater than the initial nominal capacity of 160,000 tonnes a year, generating sales of the order of US$300 million in 2003. The company's performance was acclaimed at the start of February 2004 when it reached its production target of one million tonnes since its creation.

The disposal of Thainox, together with the agreement for the sale of the majority of the assets of J&L Specialty Steel, LLC to Allegheny Technologies Incorporated, which took place on 17 January 2004, will contribute to the refocusing of the Stainless Steel Sector on its core activities, Flat Products Europe and Brazil, as announced at the close of the meeting of the board of Arcelor of 15 May 2003.

With around 98,000 employees in more than 60 countries, Arcelor is the global leader in the iron and steel industry. In 2003 Arcelor produced approximately 44 million tonnes of steel with a sales value of 26 billion euros. Arcelor is a major player in the automotive, construction and domestic appliance markets, and in packaging and manufacturing industry. For more information, visit our website at www.arcelor.com.

Investor Relations

Martine Hue: + 352 4792 2151
+ 800 4792 4792
+ 33 1 41 25 98 98